DAVID D. ADAMS, M.S., P.GEO.
SPECTRUM RESOURCES INC.
P. O. Box 81598
Fairbanks, Alaska 99708
Phone 907-479-5066, Email david.adams@acsalaska.net

CONSENT OF AUTHOR

TO:	B.C. SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION

I, DAVID D. ADAMS, do hereby consent to the filing, with the regulatory authorities referred to above, of the Technical Report titled, “Technical Report GM06 43-101 –Geologic Report on the Granite Mountain Property, Koyuk Mining District, Candle B-5 and C-5 quadrangles, west-central Alaska”, dated March 20, 2007 (the “Technical Report”) of which I am the author, and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the revised Offering Memorandum of Linux Gold Corp., originally dated April 5, 2007, and revised February 7, 2008.

I also certify that I have read the written disclosure and I do not have any reason to believe that the written disclosure in the said revised Offering Memorandum of Linux Gold Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 7th day of February, 2008.